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                                        EXHIBIT 99(A)

                                   CONTACT:     Charles A. laverty
                                                Curaflex Health Services, Inc.
                                                (909) 460-2400

                                                Thomas E. Haire/Tommy H. Carter
                                                T2 Medical, Inc.
                                                (404) 442-2160
FOR IMMEDIATE RELEASE
                                                Naomi E. Rosenfeld/Betsy Brod
                                                (212) 850-5600
                                                Media Contact: Miriam Adler
                                                (415) 296-7383
                                                Morgen-Walke Associates, Inc.

   T2 MEDICAL, INC., CURAFLEX HEALTH SERVICES, INC., HEALTHINFUSION, INC.
        AND MEDISYS, INC. AGREE TO FORM CORAM HEALTHCARE CORPORATION,
                        CREATING $500 MILLION COMPANY

      Alpharetta, GA, Ontario, Calif., Miami, FL, and Minneapolis, MN, February 7, 1994 -- T2 Medical, Inc. (NYSE:TSQ), Curaflex Health Services, Inc. (NASDAQ:CFLX), HealthInfusion, Inc. (NASDAQ:HINF) and Medisys, Inc. (NASDAQ:MEDS) today announced the signing of a definitive agreement providing for the merger of the four publicly-traded companies. The name of the new company will be Coram Healthcare Corporation. Coram Healthcare will be the second-largest infusion therapy company in the United States.

     The name Coram was chosen because its Latin meaning, "together, face-to-face, publicly, openly," succinctly captures the characteristics that the new company embodies. Coram Healthcare will have combined revenues of approximately $500 million and, as of the close of business on February 3, 1994, a combined market valuation of approximately $550 million.

     Under the terms of the definitive agreement, all shares of common stock of T2 Medical issued and outstanding prior to the merger will be exchanged for .63 shares of common stock of the newly-formed company that resulted from the December 1, 1993 merger agreement among Curaflex, HealthInfusion, and Medisys. The exchange ratios have been revised to reflect T2 Medical's inclusion in the merger. Pro forma ownership of Coram Healthcare, calculated on a fully-diluted basis, will be approximately 67% for T2 Medical shareholders, 13% for Curaflex shareholders, 12% for HealthInfusion shareholders and 8% for Medisys shareholders. The new company will apply for listing on the New York Stock Exchange.

     The merger will be accounted for as a "pooling-of-interests" for financial reporting purposes and is intended to be treated as a tax-free reorganization for federal income tax purposes. Prior period results of the previously separate companies will be combined to reflect the merger.

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        Charles A. Laverty, Curaflex's Chairman, President and Chief Executive
Officer, will become President and Chief Executive Officer. Tommy Carter, T2's President and CEO, will become Coram Healthcare's Vice Chairman of the Board and will play an active role in Coram Healthcare's operations going forward. The company anticipates naming a Chairman in the near future. Miles E. Gilman, President and CEO of HealthInfusion, and William J. Brummond, CEO of Medisys, will also retain active roles in the management of the new corporation. Coram Healthcare intends to retain major regional operations in Ontario, California and Alpharetta, Georgia and is exploring potential locations for a new corporate headquarters.

        The proposed merger is subject to customary conditions, including approval by the shareholders of each of the four companies, receipt of opinions relating to the "pooling-of-interests" and tax-free status of the merger, appropriate regulatory approvals, including clearance under Hart-Scott-Rodino and certain other conditions, and is expected to be completed by the end of the second quarter of 1994.

        T2 Medical Inc. is a leading provider of alternate-site treatment services in the United States with sites of service in over 100 cities and 38 states. These services include home infusion therapy, ambulatory infusion "Intracare" centers, outpatient lithotripsy, pediatric homecare, physician practice management and ambulatory surgery centers.

        Curaflex Health Services, Inc. is a national provider of comprehensive infusion therapy and related services to patients in the home and alternate site environments. Its home infusion therapy operations include 32 regional centers and 4 satellite facilities strategically located in major U.S. markets. The Company also provides infusion therapy as part of a broader program of clinical care, at 7 disease-specific outpatient centers focusing on the treatment of complex long-term diseases and operates a national prescription benefit drug program.

        HealthInfusion Inc. provides home infusion therapy services and supplies to patients in their homes in 26 states from 34 regional facilities.

        Medisys provides comprehensive home infusion therapy services and products, which involve the intravenous or other administration of physician-prescribed nutrients, antibiotics, chemotherapeutic agents or other medications to patients in their homes. The company also provides comprehensive pharmacy services to long-term care and retirement communities. These services include prescription dispensing, pharmaceutical consulting, IV therapy, enteral therapy and medical supplies. The company maintains operations in Minnesota, Wisconsin, Texas, Ohio, Illinois, Arizona, Missouri, Kansas and California.